Exhibit (g)(iii)

2nd AMENDMENT TO CUSTODIAN AGREEMENT

THIS AMENDMENT is made as of September 30, 2020, by and between STREETTRACKS INDEX SHARES FUNDS (currently known as SPDR Index Shares Funds), a Massachusetts business trust (the “Fund”) and STATE STREET BANK AND TRUST COMPANY, a Massachusetts trust company (the “Custodian”).

RECITALS

A. The Fund and the Custodian are parties to that certain Custodian Agreement dated as of August 19, 2002, as amended, (the “Agreement”) pursuant to which the Custodian was appointed custodian of the Fund’s assets;

B. The Fund and the Custodian wish to amend the terms of the Agreement as set forth herein; and

C. All capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

NOW, THEREFORE, in consideration of the covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby jointly and severally acknowledged, the parties hereto agree as follows:

1. Amendment to Agreement. The Agreement is hereby amended to add the following underlined language to the end of the fourth paragraph of Section 14; all other provisions in Section 14 remain unchanged:

Section 14. Responsibility of Custodian.

If the Trust requires the Custodian, its affiliates, subsidiaries or agents, to advance cash or securities for any purpose (including but not limited to securities settlements, foreign exchange contracts and assumed settlement) or in the event that the Custodian or its nominee shall incur or be assessed any taxes, charges, expenses, assessments, claims or liabilities in connection with the performance of this Agreement, except such as may arise from its or its nominee’s own negligent action, negligent failure to act or willful misconduct, any property at any time held for the account of the applicable Fund shall be security therefor and should the Trust fail to repay the Custodian promptly, the Custodian shall be entitled to utilize available cash and to dispose of . such Fund’s assets to the extent necessary to obtain reimbursement. In such event, and not as a precondition to any exercise of the Custodian’s rights under this Agreement or otherwise, the Custodian shall endeavor to simultaneously, or as soon as practicable thereafter, advise the Trust of any such cash utilization or asset disposition, provided, however, that to the extent the grant or exercise of any right under this Section 14 would constitute a violation of the 1940 Act or the rules promulgated thereunder such right shall be null and void, unless an exemptive order has been obtained from or no-action relief provided by the Securities and Exchange Commission.

2. No Other Modifications. Except to the extent amended hereby, the terms of the Agreement shall remain unchanged and unaffected hereby and shall remain in full force and effect to the extent of, and in accordance with, its terms.

3. Governing Law. This Amendment shall be governed by, subject to and construed under the laws of the Commonwealth of Massachusetts without regard to the conflict of laws provisions thereof.

4. Counterparts. This Amendment may be signed in counterparts, which shall together with the Agreement constitute the original Agreement.

IN WITNESS WHEREOF, the parties hereto have caused to be duly executed this Amendment as of the day and year written above.

SPDR INDEX SHARES FUNDS
(fka streetTRACKS Index Shares Funds)

By: /s/ Ellen M. Needham
Name (printed): Ellen M. Needham
Title: President

STATE STREET BANK AND TRUST COMPANY

By: /s/ Andrew Erickson
Name (printed): Andrew Erickson
Title: Executive Vice President